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                               June 16, 2023

       Christopher Bruno
       Chief Executive Officer
       RSE Innovation, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Innovation, LLC
                                                            Post Qualification
Amendment No. 6 to Form 1-A
                                                            Filed May 22, 2023
                                                            File No. 024-11612

       Dear Christopher Bruno:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2023 letter.

       Post Qualification Amendment No. 6 to Form 1-A filed May 22, 2023

       The PPEX ATS is the only venue for secondary..., page 20

   1. We note your revised disclosure in response to comment 1. Please augment your disclosures to make it
clear that secondary trading may occur outside the PPEX ATS
       Regulation of Exchanges, page 64

   2. Please revise your disclosure in this section to explain how the platform facilitates secondary trading, and
explain specifically what actions are included in such facilitation.
                                                        Please clarify whether
users may offer to buy and sell interests on the platform, or if this is done instead directly
on PPEX. Please also clarify what it means that all trading activity
                                                        is    directed by
Investors in their sole discretion.
 Christopher Bruno
RSE Innovation, LLC
June 16, 2023
Page 2
Compensation of the Operating Partner, page 78

3. We note your written response to comment 4. Please revise your disclosure to reflect that you have not engaged an Operating Partner for any of the Series offered by you to date.
General

4. Please tell us how your YouTube and Facebook videos comply with the conditions of Rule 255(b).
5. We note your response to comment 5 as well as the mark-up of proposed changes to your website. Please revise the description of secondary trading to name the person or entity that is responsible for each action you describe. For example, where you talk about matching and/or executing orders, please indicate precisely who takes these actions.
         Please also tell us who sets the market hours and who sets certain of the rules for trading, such as ASKs cannot be below 30% of an asset's last executed trade, or an investor may not simultaneously have open BIDs and ASKs.
       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameChristopher Bruno                            Sincerely,
Comapany NameRSE Innovation, LLC
                                                               Division of
Corporation Finance
June 16, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName